Computershare Trust Company of Canada 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class Holder Account Number

Please print in ink. Print in CAPITAL letters inside the grey areas as shown in this example.

A	B	C	1	2	3	X

Form of Proxy - Annual and Special Meeting to be held on May 26, 2004

Notes to Proxy
1.	This Proxy is solicited by the Management of the Company.

2.	This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.	If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4.	A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.	A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.	The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.	If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

Proxies submitted must be received by 3:00 p.m., (Calgary Time), on May 21, 2004.

THANK YOU

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder

I/We being holder(s) of TransGlobe Energy Corporation (the “Company”) hereby appoint:

Ross G. Clarkson, of the City of Calgary, in the Province of Alberta, President and Chief Executive Officer of the Company, or failing him Robert A. Halpin, of the City of Calgary, in the Province of Alberta, director and Chairman of the Board of the Company

OR	instead of either of the foregoing, hereby appoint:

as my/our proxyholder of the undersigned with full power of substitution to attend, act and vote for and on behalf of the undersigned at the Annual and Special Meeting of the shareholders of the Company (the “Meeting”), to be held on May 26, 2004 and at every adjournment thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholder’s discretion, except as otherwise specified below.
Annual and Special Meeting to be held at 3:00 p.m. (Calgary Time) at The Calgary Petroleum Club, 319 - 5th Avenue SW, Calgary, Alberta.

1. Election of Directors
		For	Against			For	Withhold			For	Withhold
01.	Fixing the number of directors at six (6);			02.	Robert A. Halpin as director of the Company;			05.	Erwin L. Noyes as director of the Company;
				03.	Ross G. Clarkson as director of the Company;			06.	Geoffrey C. Chase as director of the Company;
				04.	Lloyd W. Herrick as director of the Company;			07.	Fred J. Dyment as director of the Company;

2. Appointment of Auditors

	For	Against
The appointment of Deloitte & Touche LLP as auditors of the Company and authorizing the directors to fix their remuneration as such;

Resolutions

Management recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Management Proxy Circular.

		For	Against			For	Against
3.	Passing an ordinary resolution authorizing the Company to issue in excess of 25% of its issued and outstanding share capital over the course of the next year;			5.	Passing a special resolution ratifying the continuance of the Company from British Columbia to Alberta, and in connection with the same, confirming the adoption of new Bylaws for the Company; and

4.	Passing an ordinary resolution approving certain amendments to the Company’s stock option plan;			6.	Transacting such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)	Date - Day		Month		Year

		/		/

Interim Financial Statements Request
In accordance with securities regulations, shareholders may elect annually to receive interim financial statements, if they so request. If you wish to receive such mailings, please mark your selection.	Mark this box if you would like to receive Quarterly Financial Statements by mail.